JRSIS HEALTHCARE CORPORATION

August 5, 2014

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Franklin Wyman

Joel Parker

Christina De Rosa

John Krug

Jeffrey P. Riedler, Assistant Director

Re: JRSIS Health Care Corporation

Registration Statement on Form S-1

Filed March 6, 2014

File No. 333-194359

Ladies and Gentlemen,

JRSIS Health Care Corporation (the “Company” or “JRSIS”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.4 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated July 22, 2014 (the “Comment Letter”), and information and page references to locations within the Amendment where responsive disclosure can be found. We have also attached a redlined.pdf of the narrative portion of the Amendment for the Staff’s convenience.

Comment Letter Dated July 22, 2014

Amendment No. 4 to Form S-1, filed on March 6, 2014

Use of Proceeds, page 26

1.	We note your response to our prior comment 4. Please enlarge the words of the table you have added in response to our comment so that it is more legible to the reader.

Response:

In response to the Staff’s comments. It is revised within the Prospectus Summary on pages 26.

Our estimated priority of expenditures:

JRSIS HEALTHCARE CORPORATION

Approximate Allocation of Net Proceeds
% and amount of the securities offered by the company are sold.	25%	$801,169.48	50%	$1,718,743.85	75%	$2,636,318.23	100%	$3,553,892.60
Decoration of new building		801,169.48		1,718,743.85		2,000,000.00		2,000,000.00
Expansion of medical facilities & purchases of new medical equipment						636,318.23		1,553,892.60
Total		$801,169.48		$1,718,743.85		$2,636,318.23		$3,553,892.60

Consolidated Financial Statements General

2.	Please refer to prior comment 6 and address the following:
•	Tell us how the 12 million shares issued in the December 20, 2013 share exchange were allocated to the JHCL shareholders. Also, clarify if Ms. Yanhua Xing was the sole owner of the 50,000 shares of JHCL at the time of the transaction.

Response:

In response to the Staff’s comments.

Ms. Yanhua Xing was not the sole owner of the 50,000 shares of JHCL at the time of the transaction. At the time of transaction, the shareholders included Mr. Junsheng Zhang, who was holding 46,500 JHCL shares; Mr. Weiguang Song, who was holding 1,050 JHCL shares; and Ms. Yanhua Xing, who was holding 2,450 JHCL shares (Exhibit 3.3: BVI-Registration Form on November 08, 2013 and Exhibit 3.4: Certificate of Incumbency on November 22, 2013).

On 20th of December, 2013, by and among JRSIS HEALTH CARE CORPORATION (the “JHCC”) and JRSIS HEALTH CARE LIMITED (the “JHCL”) and the shareholders of JHCL, Junsheng Zhang, Yanhua Xing and Weiguang Song have entered a share exchange agreement. JHCC desires to issue a total of 12,000,000 shares of its Common Stock (the “JHCC Shares”) to the Shareholders of JHCC, pro rata, in exchange for one hundred percent (100%) of the JHCL Shares owned by the Shareholders. At the closing, the Shareholders shall allot and deliver to JHCC a total of 50,000 shares of the ordinary share of JHCL which represents one hundred percent (100%) of the issued and outstanding shares of JHCL (Exhibit 10.4: Share Exchange Agreement and Exhibit 3.5 BVI-Registration Form on January 14, 2014 and Exhibit 3.6 Certificate of Incumbency on January 22, 2014).

•	In the March 1, 2013 agreement tell us how Mr. Junsheng Zhang, Ms. Chunlan Tang and Mr. Weiguang Song entrusted 47.43%, 45.57% and 2.10% of CRMG's shares (23,715 shares, 22,785 and 1,050 shares, respectively) to Ms. Yanhua Xing, when it appears they did not own any CRMG shares.

Response:

In response to the Staff’s comments. We have deleted this part, as it is invalid after all. It is revised within the Prospectus Summary on page F-7, F-8, F-23 and F-25.

•	Revise your disclosure to clarify what shares you are referring to when you state that on November 8, 2013, Ms. Chunlan Tang transferred 23,225 shares to the owner Junsheng Zhang, who is holding 46,500 shares.

Response: In response to the Staff’s comments. It is revised within the Prospectus Summary on page F-8 and F-24.

On October 3, 2013, Ms. Yanhua Xing transferred 23,275 JHCL shares to Mr. Junsheng Zhang, 23,225 JHCL shares to Ms. Chunlan Tang, and 1,050 JHCL shares to Mr. Weiguang Song (Exhibit 3.7: 20131009-COI-China Runteng Medical Group Co., Ltd).

JRSIS HEALTHCARE CORPORATION

On November 8, 2013, Ms. Chunlan Tang transferred all 23,225 JHCL shares to Mr. Junsheng Zhang. Subsequently making Mr. Junsheng Zhang holding total 46,500 JHCL shares (Exhibit 3.3: BVI-Registration Form on November 08, 2013 and Exhibit 3.4: Certificate of Incumbency on November 22, 2013).

3.	Please refer to prior comment 6. We acknowledge the information provided in your response. However, we have difficulty in understanding the terms governing your $5.5 million obligation under the joint venture agreement, which appear to have changed, and the impact of related requirements imposed by the Trade and Industry Bureau on your planned offering and future prospects. Please provide us the following information.

•	Explain all requirements imposed on you by the Trade and Industry Bureau and other PRC authorities, regarding your completion of the joint venture agreement and $5.5 million obligation.

Response:

In response to the Staff’s comments.

According to the Agreement on Modification to Contract and Articles of Association, we have changed as follows:

(1)	Total investment and registered capital in Article XI of the Articles of Association

Article XI 1: contribution of Runteng Medical Group Co., Ltd shall be accomplished by two installments. For the initial installment: 20% of the contribution shall be paid in before the issuing of the changed business license; for the second installment: the left part of contribution shall be accomplished in 2 years.

It is hereby modified as: 1. contribution of Runteng Medical Group Co., Ltd shall be accomplished within 5 years since the date on which the changed business license is issued.

(2)	Period and form of investment of Article II Capital Increase of Agreement on Capital Increase and M&A

In accordance with the decision made between Runteng Medical Group Co., Ltd and Harbin Jiarun Hospital Co., Ltd, the capital of increase shall be invested by Runteng Medical Group Co., Ltd in USD with equal value at spot exchange rate. Before applying for foreign invested corporation business license, no less than 20% of the total capital increase volume shall be paid in while the left part shall be paid off in two years since the date on which the changed business license is issued.

It is hereby modified as: in accordance with the decision made between Runteng Medical Group Co., Ltd and Harbin Jiarun Hospital Co., Ltd, the capital of increase shall be paid by Runteng Medical Group Co., Ltd in USD with equal value at spot exchange rate. And the contribution of the Runteng Medical Group Co., Ltd shall be paid off within 5 years since the date on which the changed business license is issued (Exhibit 10.5: Agreement on Modification to Contract and Articles of Association).

On June 24, 2014, based on examination, Harbin Investment Promotion Bureau approved our application to change the investment period of our investor – Hong Kong Runteng Medical Group Company Limited to be "paying off within 5 years since the date on which the changed business license is issued", which means approved our completion of the joint venture agreement and $5.5 million obligation.

On July 8, 2014, Harbin Jiarun Hospital Company Limited have obtained joint venture business license from Municipal Administration For Industry And Commerce Of Harbin Hulan Branch .

According to the Company Law of the People's Republic of China (the “Company Law”) Amendments on registered capital, which was take effect on March 1, 2014. Requirements imposed on JHCC are include:

Article 26 the registered capital of a limited liability company shall be the capital contributions subscribed to by all the shareholders of the company registered with the company registration authority. Where any law, administrative regulation and decision of the State Council provide otherwise with respect to the actual payment of registered capital and the minimum amount of the registered capital of a limited liability company, such provisions shall apply.

JRSIS HEALTHCARE CORPORATION

Article 28 every shareholder shall make full payment for the capital contribution it has subscribed to according to the articles of association. If a shareholder makes his/its capital contribution in currency, he shall deposit the full amount of such currency capital contribution into a temporary bank account opened for the limited liability company. If the capital contributions are made in non-currency properties, the appropriate transfer procedures for the property rights therein shall be followed according to law. Where a shareholder fails to make his/its capital contribution as specified in the preceding paragraph, it shall not only make full payment to the company but also bear the liabilities for breach of the contract to the shareholders who have make full payment of capital contributions on schedule.

Therefore, if JHCC cannot pay the $5.5 million obligation on time, we shall not only be required to make full payment to the company but also bear the liabilities for breach of the contract to the shareholders who have made full payment of capital contributions on schedule.

As we obtained a Joint Venture business license already, except for the above obligation discussed, there are no more requirements imposed on us by other PRC authorities.

•	You state that the Trade and Industry Bureau may disqualify you for incompletion of the joint venture agreement, if you cannot pay the $5.5 million cash obligation on time, and that you may need to apply for an extension for payment of this obligation. Explain the impact of disqualification by the Trade and Industry Bureau on your planned offering and future prospects.

Response:

In response to the Staff’s comments. We revised our above statement, as we noticed that above was described incorrectly.

According to the Company Law of the People's Republic of China (the “Company Law”) Amendments on registered capital, which was take effect on March 1, 2014.

Article 28 every shareholder shall make full payment for the capital contribution it has subscribed to according to the articles of association. If a shareholder makes his/its capital contribution in currency, he shall deposit the full amount of such currency capital contribution into a temporary bank account opened for the limited liability company. If the capital contributions are made in non-currency properties, the appropriate transfer procedures for the property rights therein shall be followed according to law. Where a shareholder fails to make his/its capital contribution as specified in the preceding paragraph, it shall not only make full payment to the company but also bear the liabilities for breach of the contract to the shareholders who have made full payment of capital contributions on schedule.

If JHCC cannot pay the $5.5 million obligation on time, we shall not only be required to make full payment to the company but also bear the liabilities for breach of the contract to the shareholders who have make full payment of capital contributions on schedule.

•	Your response indicates that if you fail to complete the joint venture agreement, the Trade and Industry Bureau may require you to deconsolidate Jiarun from your financial statements. Explain these circumstances in greater detail and tell us the likely impact of this outcome on your planned offering and future prospects.

Response:

In response to the Staff’s comments. We have revised our response.

According to the Article 28 of the Company Law of the People's Republic of China (the “Company Law”) Amendments on registered capital, which was take effect on March 1, 2014. As Article 28 discussed above, our last response was incorrect, there is no such requirements by the Municipal Administration For Industry And Commerce Of Harbin Hulan Branch.

JRSIS HEALTHCARE CORPORATION

•	You no longer have an obligation to pay 20% of the $5.5 million obligation before issuance of the joint venture license and 80% within the following two years and now have five years to pay this obligation. Describe all changes in the terms governing this payment obligation and the joint venture investment agreement. In particular, tell us the interest rate and the date(s) when you must make the required payment(s) under this $5.5 million obligation.

Response:

In response to the Staff’s comments. We have no longer to have an obligation to pay 20% of the $5.5 million obligation before issuance of the joint venture license and 80% within two years, the obligation to pay for the $5.5 million has been changed to five years.

According to the Agreement on Modification to Contract and Articles of Association, we have changed as follows:

(1)                Total investment and registered capital in Article XI of the Articles of Association

Article XI 1: contribution of Runteng Medical Group Co., Ltd shall be accomplished by two installments. For the initial installment: 20% of the contribution shall be paid in before the issuing of the changed business license; for the second installment: the left part of contribution shall be accomplished in 2 years.

It is hereby modified as: 1. contribution of Runteng Medical Group Co., Ltd shall be accomplished within 5 years since the date on which the changed business license is issued.

(2)                 Period and form of investment of Article II Capital Increase of Agreement on Capital Increase and M&A

In accordance with the decision made between Runteng Medical Group Co., Ltd and Harbin Jiarun Hospital Co., Ltd, the capital of increase shall be invested by Runteng Medical Group Co., Ltd in USD with equal value at spot exchange rate. Before applying for foreign invested corporation business license, no less than 20% of the total capital increase volume shall be paid in while the left part shall be paid off in two years since the date on which the changed business license is issued.

It is hereby modified as: in accordance with the decision made between Runteng Medical Group Co., Ltd and Harbin Jiarun Hospital Co., Ltd, the capital of increase shall be paid by Runteng Medical Group Co., Ltd in USD with equal value at spot exchange rate. And the contribution of the Runteng Medical Group Co., Ltd shall be paid off within 5 years since the date on which the changed business license is issued (Exhibit 10.5: Agreement on Modification to Contract and Articles of Association).

With the modified agreement, we are required to pay the $5.5m before July 8, 2019, which is five years after the issuing date of our Joint Venture business license. However, no interest is required to be paid by us.

•	Explain the meaning of your statement that “in the event that we cannot pay the remaining 80% cash for any financial reason, we plan to use 70% of the retained earnings (since July 1, 2013) as the consideration to complete the investment as second alternative.” In particular, tell us how 70% of your retained earnings will generate cash of $5.5 million.

Response:

In response to the Staff’s comments. We have revised prior response.

Upon completion of the proposed $3.5M financing plus JHCC current cash balance, JHCC is estimated to have a total additional working capital of $4.5M. We intend to transfer the working capital balance to Jiarun Hospital immediately to fulfill part of our $5.5M capital injection obligation, leaving a payable balance of approximately $1M. Regardless of the timing of our payment for the paid-in capital, Runteng has been immediately registered as a shareholder of Jiarun Hospital and will be entitled to receive dividend payout by the Joint Venture immediately. Jiarun may elect to issue cash dividends to its shareholders at any time.

JRSIS HEALTHCARE CORPORATION

In the event JHCC fails to raise or is unable to deliver the remaining balance of the payable within the five years period, Jiarun may at any time, declare a cash dividend payable to JHCC and its other shareholder. Upon declaration of the cash dividend, Jiarun may immediately convert JHCC’s portion of the dividend and record it against the amount of paid-in capital payable by JHCC, thereby reducing the payable amount by JHCC.

While this may be an option for our company, our management continues to seek alternative financing externally in order to fulfill our capital obligation.

4.	You assert that “we are expecting to pay the remaining 80% cash obligation from the sale of our common shares, which this prospectus communication relates.” However, your disclosure on page 26 states that estimated proceeds from your planned offering will be only $3.5 million and will be used for decoration of the new building and expansion of medical facilities and new equipment. Please explain this apparent inconsistency.

Response:

In response to the Staff’s comments. As of July 08, 2014, the time limit for JHCC to complete the obligation of $5.5M paid-in capital has been extended to five years.

Upon completion of the proposed $3.5M financing plus JHCC current cash balance, JHCC is estimated to have a total additional working capital of $4.5M. We intend to transfer the working capital balance to Jiarun Hospital immediately to fulfill part of our $5.5M capital injection obligation, leaving a payable balance of approximately $1M. Regardless of the timing of our payment for the paid-in capital, Runteng has been immediately registered as a shareholder of Jiarun Hospital and will be entitled to receive dividend payout by the Joint Venture immediately. Jiarun may elect to issue cash dividends to its shareholders at any time.

In the event JHCC fails to raise or is unable to deliver the remaining balance of the payable within the five years period, Jiarun may at any time, declare a cash dividend payable to JHCC and its other shareholder. Upon declaration of the cash dividend, Jiarun may immediately convert JHCC’s portion of the dividend and record it against the amount of paid-in capital payable by JHCC, thereby reducing the payable amount by JHCC.

While this may be an option for our company, our management continues to seek alternative financing externally in order to fulfill our capital obligation.

.

JHCC intends to deliver the full balance raised from the financing to Jiarun as partial fulfillment of our financial obligation and potentially have the remaining balance to be deducted from the cash dividend Jiarun may declare. Upon delivery of the capital, Jiarun will have full control of the newly added capital and intends to use the funds for its stated purposes.

5.	Please explain what you mean by the disclosure on page F-8, which states that “Runteng invests to Jiarun, the acquirer for financial reporting purposes, with the exception that no goodwill is generated, and followed up with a recapitalization of the Company based on factors demonstrating, the consolidated financial statements are the historical financial information and operating results of Jiarun.” This disclosure appears to indicate use of the reverse acquisition model. However, your response indicates that you followed guidance in ASC 805-50 (i.e., “Transaction between Entities under Common Control”). Please explain this apparent inconsistency and ensure that similarly conflicting disclosure, such as that on page F-39, is removed from your next filing.

Response:

In response to the Staff’s comments. We have deleted “Runteng invests to Jiarun, the acquirer for financial reporting purposes, with the exception that no goodwill is generated, and followed up with a recapitalization of the Company based on factors demonstrating, the consolidated financial statements are the historical financial information and operating results of Jiarun.” on pages F-8 and F-24, revised on page F-8, F-19, F-25 and F-39.

JRSIS HEALTHCARE CORPORATION

Page F-8, F-19, F-25 and F-39: Based on our analysis of the guidance contained in FASB ASC 805-50-15 a., an example of transactions between entities under common control includes an entity that “charters” a newly formed entity and then transfers some or all of its net assets to that newly formed entity. In this situation, the Predecessor’s management (Jiarun) created the JHCC, and operating with the approval and at the direction of JHCC. For the purpose of contributing the’ net assets in the Predecessor, in exchange for equity in the JHCC. As such, we believe that the acquirer for accounting purposes is the JHCC.

6.	Please explain how you plan to account for the “cooperative restructuring,” which you completed on July 8, 2014.

Response:

In response to the Staff’s comments. Obtained the joint venture business license means we complete the whole cooperative restructuring. No other plans exist.

Consolidated Statements of Operations and Comprehensive Income, page F-4

7.	Please refer to prior comment 8. Please explain how your presentation of the 12 million shares as outstanding since December 31, 2011 is consistent with the fact that JHCC did not exist and the 12 million shares were not outstanding prior to December 20, 2013. Also, explain how this presentation complies with guidance in ASC 805-50 (i.e., “Transaction between Entities under Common Control”).

Response:

In response to the Staff’s comments. We have revised presentation of the 12 million on pages 13, 14, 33, F-3, F-4, F-5, F-18, F-21, F-37, 61 and 62.

According to ASC 805-50-45-5 Financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information. All adjusted financial statements and financial summaries shall indicate clearly that financial data of previously separate entities are combined. However, the comparative information in prior years shall only be adjusted for periods during which the entities were under common control.

Consolidated Statements of Shareholders’ Equity, page F-5

8.	Please refer to prior comment 9. We continue to have difficulty in understanding your accounting treatment. Please tell us how your presentation of the non-controlling interest and zero balances for retained earnings and other comprehensive income is consistent with the substance of your formation transactions, which were all between entities under common control, as well as guidance in ASC 805-50.

Response:

In response to the Staff’s comments. We have revised presentation of retained earnings and other comprehensive income on pages 13, 14, 33, F-3, F-4, F-5, F-8, F-19, F-21, 61 and 62.

According to 805-50-20 Glossary Non-controlling Interest:

Non-controlling interest is defined as “The portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. A non-controlling interest is sometimes called a minority interest.”

In our case, JHCC acquires a 70% interest in the common stock of Jiarun Hospital. JHCC did not previously own any of Jiarun Hospital’s common stock. After JHCC’s acquisition of a 70% interest in the common stock of Jiarun Hospital (which is accounted for as a business combination), there remains a 30% non-controlling interest for Junsheng Zhang was presented in JHCC’s consolidated financial statements.

JRSIS HEALTHCARE CORPORATION

However, on June 01, 2013, Junsheng Zhang, the owner of Jiarun Hospital, entered into a supplemental agreement with Runteng for the attribution of accumulated retained earnings of Jiarun. In which, the retained earnings of Jiarun will be 100% attributed to Junsheng Zhang up to June 30, 2013. From July 1, 2013, the income of operations from Jiarun will be attributed to Runteng and Junsheng Zhang for 70% and 30% respectively. Therefore, retained earnings and other comprehensive income have $1,599,398 and $197,159 balances at December 31, 2012.

Note 1. Description of Business and Organization, page F-7

9.	Please refer to prior comment 10. Please tell us why you believe the $1,639,185 of non- controlling interest should be recorded as paid in capital.

Response:

In response to the Staff’s comments.

On February 28, 2013, Harbin Jiarun Hospital and Runteng Group has held board meeting. The board have agreed Mr. Junsheng Zhang, the owner of Jiarun Hospital to raise paid in capital to RMB15Million ($2,403,736) with non-controlling interest of RMB10.15Million ($1,639,185) and cash of RMB4.35Million ($702,508) . Before the completion of the joint venture, the accumulated retained earnings of Jiarun Hospital will be dominated by Mr. Junsheng Zhang.

On June 01, 2013, Junsheng Zhang, the owner of Jiarun Hospital, entered into a supplemental agreement with Runteng for the attribution of accumulated retained earnings of Jiarun. In which, the retained earnings of Jiarun will be 100% attributed to Junsheng Zhang up to June 30, 2013. From July 1, 2013, the income of operations from Jiarun will be attributed to Runteng and Junsheng Zhang for 70% and 30% respectively.

On June 03, 2013, Mr. Junsheng Zhang, the owner of Jiarun Hospital, has transferred the non-controlling interest of $1,639,185 (RMB10.15 million) as paid-in capital with cash of $702,508(RMB4.35million) raised paid in capital to $2,341,693(RMB14.5million), which has been certified by Heilongjiang Jinyuda Accountants Business Office Co., Ltd; the report number is (2013) A436 (Exhibit 99.2: Capital Verification Report).

JRSIS HEALTHCARE CORPORATION

Securities and Exchange Commission

August 5, 2014

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Jun Sheng Zhang
Jun Sheng Zhang
President